UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

DRAGON PHARMACEUTICAL INC.

(Name of the Issuer) DRAGON PHARMACEUTICAL INC. CHIEF RESPECT LIMITED DATONG INVESTMENT INC. YANLIN HAN
(Names of Person(s) Filing Statement) Common Stock, par value $0.001 per share
(Title of Class of Securities) 26143X100
(CUSIP Number of Class of Securities)

Dragon Pharmaceutical Inc. 650 West Georgia Street, Suite 310 Vancouver, British Columbia Canada V6B 4N9 (604)669-8817 (604) 669-4243 (fax)
Chief Respect Limited
Datong Investment Inc.
Yanlin Han
c/o Jade & Fountain
Attn: Scott Y. Guan
31 Floor, Tower B, Far East International Plaza
317 Xian Xia Road
Shanghai, 200051 China
+86 21 6235 1185
+86 21 6235 1477 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)

With Copies to:
Daniel B. Eng Bullivant Houser Bailey PC 601 California Street, Suite 1800 San Francisco, CA 94108 (415) 352-2700 (415) 352-2701 (fax)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$56,745,662	$4,046

*The transaction valuation was determined based upon the sum of: (a) $0.82 per each of 67,066,418 shares of the voting common stock of Dragon Pharmaceutical Inc.; and (b) in-the-money 7,960,000 stock options with respect to shares of common stock multiplied by $0.22 per share (which is the difference between $0.82 and the weighted average exercise price of $0.60 per share).

** In accordance with Securities and Exchange Commission Exchange Act Rule 0-11(c), the filing fee was determined by multiplying the transaction value of $56,745,662 by 0.0000713.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,046

Form or Registration No.:  Schedule 14A

Filing Party:  Dragon Pharmaceutical Inc.

Date Filed: April 1, 2010

INTRODUCTION

This final Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (1) Dragon Pharmaceutical Inc., a Florida corporation (“Dragon” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (2)Chief Respect Limited, a Hong Kong corporation (“Parent”), (3) Datong Investment Inc., a Florida corporation (“MergerSub”), and (4) Yanlin Han, an  individual, Chairman of the Board of Directors and Chief Executive Officer of the Company (“Mr. Han”) (collectively, the “Filing Persons”).

This Amendment amends and supplements the Transaction Statement, together with the exhibits thereto, originally filed jointly by the Filing Persons with the SEC on April 1, 2010, and as amended to date (the “Transaction Statement”). This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to the Transaction Statement.

Item 15. Additional Information

 Item 15(a) is hereby amended and supplemented by the addition of the following information:

                On July 20, 2010, at a Special Meeting of the Company’s shareholders, the Company’s shareholders voted to approve the merger (the “Merger”) of Merger Sub with and into the Company pursuant to the Agreement and Plan of Merger dated March 26, 2010, by and among the Filing Persons.

 The Merger became effective on July 22, 2010, upon acceptance of the Articles of Merger for filing by the Florida Secretary of State (the “Effective Time”).  At the Effective Time of the Merger, the separate corporate existence of Merger Sub ceased, and the Company continued as the surviving corporation of the Merger with Mr. Han and Chief Respect Limited as its sole shareholders.  At the Effective Time, (a) each share of the voting common stock, $0.001 par value per share, of the Company (the “Common Stock”) (other than shares owned by Mr. Han  and shares held by any of the Company’s  shareholders who are entitled to and who properly exercised their appraisal rights under Florida law) was converted into the right to receive $0.82 per share in cash, without interest, less any applicable withholding taxes, (b) each option to purchase shares of Common Stock outstanding under the Company’s stock option plans was cancelled and converted into the right to receive a cash amount (without interest and net of any applicable withholding taxes) equal to (i) the excess, if any, of $0.82 over the per share exercise price of the option, multiplied by (ii) the total number of shares subject to the option immediately prior to the Effective Time.   As a result of the Merger, the Common Stock will cease to trade on  the OTCBB and TSX effective as of the close of business on or about July 22, 2010, and became eligible for delisting from such market and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its Common Stock under the Exchange Act.

Item 16. Exhibits

Item 16 is amended and supplemented by the addition of the following exhibits thereto:

(a)(4) Press Release issued by the Company dated July 20, 2010, incorporated herein by reference to the Current Report on Form 8-K filed by the Company on July 20, 2010.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 22, 2010	Dragon Pharmaceutical Inc.

/s/ Maggie Deng
Title: Chief Operating Officer

July 22, 2010	Chief Respect Limited

/s/ Yanlin Han
Title: President and Chief Executive Officer

July 22, 2010	Datong Investment Inc.

/s/ Yanlin Han
Title: President and Chief Executive Officer

July 22, 2010	Yanlin Han
/s/ Yanlin Han

Exhibit Index

(a)(4) Press Release issued by the Company dated July 20, 2010, incorporated herein by reference to the Current Report on Form 8-K filed by the Company on July 20, 2010.